UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 6-K

                               -----------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                                July 10, 2006
               Date of Report (Date of Earliest Event Reported)

                               -----------------

                          Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                        Andina Bottling Company, Inc.
                (Translation of Registrant's name into English)

                          Avenida Andres Bello 2687
                             Piso 20, Las Condes
                               Santiago, Chile
                   (Address of principal executive office)

                               -----------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    X    Form 40-F
          -------           -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes         No    X
    -------    -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes         No    X
    -------    -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes         No    X
    -------    -------

                           EMBOTELLADORA ANDINA S.A.

                           CODE OF BUSINESS CONDUCT

           ORIGINALLY APPROVED ON NOVEMBER 26, 1996 AND SUBSEQUENTLY MODIFIED ON JUNE 29, 2004, JANUARY 25, 2005 AND MAY 30, 2006

                                   SECTION I

                                   GLOSSARY


The terms included in italics or capitals will have the following meanings as they are used in this Code of Business Conduct.

Embotelladora Andina S.A. or Company means Embotelladora Andina S.A. and its divisions and subsidiaries. A subsidiary of Embotelladora Andina S.A. is a stock company of which more than 50% of the voting shares are owned directly or indirectly by Embotelladora Andina S.A., or any other type of company of which more than 50% of the equity interest is owned directly or indirectly by the Company. The term Company does not include any commercial entity in which the Company (and its divisions and subsidiaries) owns 50% or less of the equity interest.

Code means Embotelladora Andina S.A.'s Code of Business Conduct

Political Contribution means any expenses and direct or indirect contributions either in cash, goods or services on behalf of the Company for political parties, their affiliated organizations, members or candidates for the appointment or election to public office, as well as help and indirect support, such as, for example, the supply of merchandise, transportation or equipment or purchase of tickets or subscriptions to political events for the purpose of collecting funds.

Director(s): means a member(s) who is(are) part of the Board of Directors of the Company from time to time.

Employee means all officers, employees and workers of Embotelladora Andina
S.A.

Public Official includes persons who act officially for, or in representation of, the executive, legislative or judicial branches of the Republic of Chile or of any other foreign state, whether federal or unitary, central or local, or any department, agency or services of the same.

General Manager means the executive appointed by the Board of Directors of Embotelladora Andina S.A. to that position or any other person specifically appointed in writing by such Manager of Embotelladora Andina S.A. to assist him/her in the administration of the Code.

Legal Manager means the Corporate Legal Manager of Embotelladora Andina S.A. or any other member of the internal legal office of the Company specifically substituting the same.

Principal Manager means the Principal Executive Officer of the area and of the subsidiaries of the Company. In absence of a specific area, the Principal Manager refers to the General Manager of the respective subsidiary.

Direct or Indirect Financial or Commercial Interest includes but is not limited to any commercial or personal interest (including an interest as an owner, partner, stockholder or creditor of a debt of more than US$25,000) of any employee or member of the direct family of that employee, or any job or consulting arrangement with any employee or member of the direct family of that employee.

The Accounting Records are those accounting records required by Chilean law and regulations and by the generally accepted accounting principles in Chile or in the country in question as well as the documentation that backs the facts recorded in the mentioned books or records. Such supporting documentation includes purchase orders, suppliers' invoices, cargo reports, shipping orders, bills of lading, clients' invoices, cost accounting records, petty cash vouchers and employee expenses reports. This list is not restrictive, therefore, every accounting book, record or voucher is hereby deemed to be included.

Luxurious in relation to any gift or entertainment, means something excessive or extraordinary, taking into consideration all the circumstances that surround that gift or entertainment. An Employee of the Company who gives or receives a gift or entertainment on behalf of the Company must consider the gift or entertainment luxurious if it exceeds what is common or customary, taking into consideration all the facts and circumstances that surround it. One criterion to determine if it is "luxurious" is to determine whether the cost of the gift or entertainment is more than what the employee of the Company would normally spend on himself or his/her family or friends. Any gift that makes the beneficiary feel obliged to initiate or continue a commercial relationship, or to repay the person who gave the gift with future business or favorable treatment, must be considered luxurious and, therefore, unacceptable.

Reasonable detail means a level of detail and a degree of reliability that would satisfy cautious people in the management of their own affairs.

Know or knowledge means, in relation to a violation of the Code, the real knowledge of such violation or the possession of information that leads one to believe that there is a high probability that such violation has occurred or that it will occur.

Designated People considers all individuals opportunely appointed by the Company's Directors' Committee as Code of Business Conduct Managers(1).




------------
(1) The definition of Designated People was incorporated in Board
    Session Number 970, on January 25, 2005.

                                  SECTION II

               COMPLETE AND EXACT ACCOUNTING RECORDS AND REPORTS


1.       Principles

     All Employees who participate in financial transactions are responsible for keeping exact accounting records and reports.

     All transactions must be backed by their corresponding documentation and must be registered in the correct account and in the respective accounting period.

     The accounting records of the Company are used in the preparation of reports to the Company's General Manager, shareholders, creditors, government agencies and others.

     The accounting records of the company and the reports prepared based on them will be kept according to the laws of the corresponding jurisdiction and must reflect exactly and in reasonable detail the assets and liabilities of the Company as well as its expenses and revenues.

2.       Responsibility

     The responsibility for compliance with this chapter does not fall only on the accounting Employees of the Company. All employees of the Company who participate in the approval of transactions, preparation of supporting documentation and determination of the accounting classification of the transaction are responsible for complying with the applicable provisions of this chapter.

     No false or intentionally misleading entry will be made in any of the accounting records of the Company.

     The intentionally false classification of the transactions among accounts, among departments or between accounting periods constitutes a violation of this Code.

     All transactions will be backed by exact documentation that contains reasonable detail, will be registered in the correct account and in the corresponding accounting period.

     Chilean Generally Accepted Accounting Principles should always be complied with, as should the internal accounting control systems of the Company.

     The general manager, managers, officers, and Employees of the Company will be responsible for the completeness, punctuality, comprehensiveness and reliability of the information contained in the reports and documents that the Company registers with the Superintendence of Securities and Insurance or the U.S. Securities and Exchange Commission.(2)







---------------
(2) The last part of paragraph number 2 was modified by Board session Number 963 on June 29, 2004.

3.   Reports to Management

     The same rules to be followed strictly in the accounting reports of the Company for the stockholders, creditors, government agencies and third parties will be applicable to the financial reports given to management or to the Board. The deliberate use of false data in such reports constitutes a violation of this Code.

4.   Estimates

     Because estimates are necessary in the preparation of financial statements and reports to management, the Board or to the General Manager (for example, business plans or annual budgets, monthly estimates, investments budgets or requests for investments approvals), such estimates, must be backed by adequate documentation and be based on proper bona fide estimates. An intentional overestimate or underestimate in the elaboration of the financial reports for management, the Board or to the General Manager, constitutes a violation of this Code.

5.   Payments

     All payments and the disposition of assets made by or on behalf of the Company must be described exactly, truthfully and in reasonable detail in the accounting records of the Company and must be made only for the purpose described in the corresponding supporting documents and records.

     No payment or any other disposition of assets will be made by or on behalf of the Company without the corresponding supporting documentation.

     No Company fund or assets will be either established or maintained for any purpose if it has not been properly recorded.

6.   Questions

     Complete and exact information will be provided as a response to inquiries made by the Company's internal and independent auditors and by Company lawyers.

     No employee will enter into any arrangement that will result in a violation of this chapter.

7.   Sales

     The sale of goods and services of the Company will be recorded in the corresponding accounting period and documented to the buyer through a written bill that describes in reasonable detail the goods and services in question and the amount owed to the Company.

     No client will receive a bill in an amount higher than the actual sales price of the goods and services, nor will be refunded any portion of the sales price, except according to the procedures and programs approved by the Company and applicable law.

8.   Purchases

     All payments made by the Company for goods and services (including advertising, marketing and promotional participation) will be backed by current documentation that reflects the real purpose of the payment.

     All payments of commissions and/or fees to lawyers, consultants, advisors, agents, vendors or representatives will be made through check or money order or some other form of documentary payment payable to the person who is entitled to it or to his/her order.

     No payments to the corresponding accounts or beneficiaries will be made, except in the country in which the beneficiary:

     -    Resides;

     -    Maintains his/her main headquarters;

     - Maintains the branch or subsidiary which sold the goods or performed services, or

     - Has sold the goods or performed the services for which the payment is owed.

     Exceptions to this rule require written approval from the General Manager or his/her substitute.

9.   Provisions

     The provisions set up in the accounting records of the Company (for example, allowance for uncollectible accounts, prepaid and accrued expenses, including advertising and marketing) will be backed by appropriate documentation and will be based on good faith estimates , in accordance with Company accounting policies and Generally Accepted Accounting Principles in Chile or in the place in question.

     Excess or intentional error in the accounting provisions constitutes a violation of this Code.

10.  Cash Deposits and Accounts

     All bank and other accounts which the Company opens and maintains will be recorded and identified in a clear and exact manner in the accounting records of the Company and will be in the name of the Company to which the funds belong.

     All cash received will be immediately accounted for in the Company's accounting records and will be deposited in a bank account or other financial institution approved by the Treasurer.

                                  SECTION III

                        CONFLICTS OF INTEREST AND FRAUD



1.   Principles

     An Employee's or Director's commercial activities outside of the Company should not be, or appear to be, in conflict with his or her activities for and obligations to the Company.

     The participation in businesses outside the Company and the ownership of client, supplier or competitive businesses is regulated by strict norms.

     The use of resources and information of the Company for personal benefit is not permitted.

     Embotelladora Andina S.A. recognizes and respects the right of the employees of the Company to participate in external activities of a financial or commercial nature or some other form of business, as long as such activities are legal and do not go against, interfere with, or conflict with the proper performance of their duties toward the Company and do not imply harm to or improper use of the name of the Company, its licensed trade marks, products, goods, reputation, influence, facilities, relations, classified information or any other resources.

     In all their commercial relations with persons or organizations outside the Company and in all their personal commercial activities, the Employees and Directors of the Company are requested to:

     - Avoid transactions, situations or personal participation in which their personal interests effectively conflict, or appear to conflict, with the Company's interests;

     - Act according to applicable law, and to Company norms and policies, including those of this Code;

     - Protect their own reputation and the properties, rights, interests, responsibilities, classified information and reputation of the Company.

     Although it is impossible to anticipate all the situations that may imply a potential conflict of interest involving an Employee or Director, the following general rules refer to certain matters of particular interest to the Company.

     In any doubtful situation involving the Employee, written approval will be obtained from the Principal Manager under whom the Employee is acting. With regard to those matters not specifically covered herein, the Employee should be guided in general by the policies stated in this Code and by his/her own conscience and common sense.

2.   Transactions

     If an employee has a direct or indirect financial or commercial interest in any transaction between the Company and any third party, such transaction will be previously approved by the Principal Manager of the Company for the area participating in the transaction. If the same situation occurs with a Director, the transaction must be approved by the Board of Embotelladora Andina S.A. The terms of the transaction must be no less favorable to the Company than those that could be obtained from other clients and suppliers.

3.   Financial or Commercial Interests

     No Employee will have a direct or indirect Financial or Commercial interest in the businesses of any supplier, competitor or client, and will not accept personally or through a direct relative(3) any salary, fee, commission or any other form of compensation or valuable object (except for presents that are not luxurious and are insignificant in value) from any supplier, competitor or client of the Company, unless the Employee receives previous written approval from the Principal Manager responsible for the corresponding area of the Company.

     This rule does not preclude the ownership of a stock interest of less than one percent in a company or business organization whose stocks or interests are widely held and are actively traded, by Employees who:

         -    Are not senior officers of the Company, or

         - With regard to any supplier or client of the Company, do not have any discretionary power to decide on the business of the Company with that supplier or client.

         For purposes of this paragraph, the term "senior officers" will include officers appointed by the Board of Directors, such as Company Managers, Deputy Managers or Department Heads as well as those appointed through other procedures (including executive officers of its divisions and subsidiaries).

4.   Assets, Resources, Information and Loans

     Except as allowed by this Code, no Employee will use the assets or resources of the Company, or any other classified or internal information related to the Company, for the personal or financial profit of the Employee or any other person or entity other than the Company.

     Improper or unauthorized use or theft of Company goods by any Employee constitutes a violation of this Code.

     Nothing in this chapter prevents the participation of the employees in charitable or humanitarian actions sponsored or approved by the Company.

     a)  Company Assets(4)

         Company assets are meant for Company use for the exclusive benefit of the Company and not for personal use of any Employee. It is necessary to keep in mind that Company assets include time at work and work product, as well as Company equipment and vehicles, computers and software, company information, and trademarks.

         No Employee shall take advantage of opportunities for obtaining financial enrichment from knowledge of facts due to his/her position in the Company, or through Company goods or information.

         All Employees, without exception, have the duty to protect Company assets from being lost, damaged, misused, stolen or sabotaged. All employees, without exception, should ensure an efficient use of Company assets, which should only be utilized for commercial

---------------
(3)  Modified by Board session Number 989 held May 30, 2006.
(4) Items a), b) and c) were modified by Board session Number 963 on June 29, 2004.

         purposes in accordance with the Company's line of business and for the Company's exclusive benefit.

         Only the Company's Board of Directors can approve, in accordance with applicable Rules, any use of Company assets or services that are not for the exclusive benefit of the Company.

     b)  Privileged Information

         Every employee without distinction is obliged to protect confidential information of the Company. This information should not be reported to any third party stranger to the Company, unless it is necessary and if it is part of the inherent responsibilities in the performance of the employee's work.

         Confidential information refers to any information that has not been reported or that is not available to the general public, or that gives our business an advantage over our competitors, or that leaves the Company exposed to damage or liability should it be prematurely or inadequately reported.

         This kind of information includes financial or technical information, acquisition plans, new products, inventions, marketing campaigns, employee personal information, important agreements, expansion plans, financing operations, important changes in management and other corporate events.

     c)  Restrictions Regarding Loans

         It is forbidden for the Company to carry out loans to Directors and principal executive officers. Company loans to other officers and lower-ranked employees may be realized exceptionally as long as there is prior written approval from the General Manager responsible for the respective operation.

         Under no circumstance shall "prepayment" of salaries or services righteously accrued in favor of the Employee, of whatever nature, be considered as loans.

          If the General Manager is not certain whether a loan on behalf of the Company is allowed, he must request an opinion regarding the allowance of the issue from the Corporate Legal Officer.


5.   Positions outside the Company

No employee will accept a senior position or a position as a director or consultant in an external business activity without prior written approval from the Principal Manager of the area of the Company to which the employee has been assigned, except for non profit, academic, charitable organizations or family businesses that are in no way related to the Direct or Indirect Financial or Commercial Interest of the Company.

Upon approval, the matter will be subject to an annual review by the Principal Manager in order to decide whether that approval should continue in force. The employee must provide all the required information to facilitate the decision -making.

If at any time a change occurs that may adversely affect the Company, the employee will communicate it to the corresponding Principal Manager immediately.

6.   Fraud(5)

     Is a broad concept, which generally refers to any intentional act committed to try to obtain an unfair, improper, or illegal gain, causing damage to a third party.

     For purposes of this Code, Fraud means, Deceit or Breach of Trust in order to obtain unfair, improper, or illegal gain, and/or damaging the Company's equity interest, its shareholders or third parties. Fraud is also constituted by violation of any of the obligations contained in this Code, even though said violation does not generate gain or produce effective damage.

     "Deceit" means the use of any scam, action or maneuver for the purpose of inducing a determined person to error in order to obtain an unfair, improper or illegal again and/or cause damage.

     "Breach of Trust" occurs when an Employee has violated his or her duty of fidelity, by deceiving or misusing power, faculties or duties appointed to him or her by the Company or by committing an abuse of said power, faculty or duty.

     Special attention must be devoted to Financial Fraud that, among others, is classified as follows:

     - Fraudulent financial reporting: involves managing earnings, originated by an inappropriate recognition of income and overestimating assets or underestimating liabilities.

     - Misuse of assets: involves internal and external conspiracies, such as payroll fraud and robbery; misuse of privileged information; misuse of Company goods and assets.

     - Liabilities and expenses for inappropriate purposes: among others it refers to commercial and public bribery or other conspiracies for improper payments/disbursements.

     - Fraudulent obtainment of assets and income, and costs and expense evasion on behalf of the Company: when the Company inappropriately evades costs or expenses.


---------------
(5) Paragraph 6 of Chapter three was modified by Board session Number 970 on January 25, 2005.

                                  SECTION IV

                        DEALINGS WITH PUBLIC OFFICIALS
                     CLIENTS AND SUPPLIERS OF THE COMPANY

1.       Principles

         Bribery is not allowed under any circumstances.

         Gifts, special treatment and luxurious tokens are prohibited.

         There are strict guidelines that must be followed in the engagement of government employees and officials.

2.       Prohibited Activities

         Except as allowed by this Code, no Company funds, assets or valuable objects will be promised, offered, paid, loaned, given or in any other way transferred directly or indirectly (for example, through a third party) to any government or public official.

3.       Basic Guidelines

         Under no circumstance will any payment or gift be given directly or indirectly to any public official or to any organization in which it is known that a Public Official has an important direct or indirect financial or commercial interest, if such a gift or payment is:

            - Illegal, or is going to be used for an illegal purpose under the respective country laws or the laws of any other state or political subdivision of the state that has jurisdiction over the transaction; or

            - For the purpose of influencing any act or decision of that Public Official in the fulfillment of his/her duties, or of inducing that person to perform or omit the performance of any act that violates the legal duty of that Public Official.

         No gift or luxurious treatment will be offered, or given to, or received from any Public Official or from any officer, director or employee of any current or potential client or supplier of the Company.

         Under no circumstances will stock in the Company, stock in any other company, or any other securities be given to any Public Official or employee of any current or potential client or supplier of the Company for any reason, except with the approval of the Company's Board of Directors.

4.       Receiving Approval

         No gifts in money or in goods, or special treatment or tokens about which the Employee has doubts will be accepted or given on behalf of the Company without obtaining prior written approval from the Principal Manager of the corresponding area of the Company. If a Principal Manager is not sure if a gift, special treatment or present of any valuable object on behalf of the Company is permitted, he/she must ask for an opinion from the Legal Manager about the permissibility of the matter.

         Any present in the form of products, such as soft drinks bottled by the Company, must be approved by the Principal Manager of the commercial area of Embotelladora Andina or the respective subsidiary, who can delegate this approval to the Principal Manager of the sales area, if applicable.

5.       Permitted Activities

         a)       Gifts and Entertainment

                  Special treatment, tokens or other courtesies that are not luxurious may be offered to Public Officials and/or employees of current or potential clients and suppliers of the Company, but only if these are appropriate and reasonable according to the applicable laws and customs and only for a legitimate commercial purpose.


         b)       Permitted expenses on gifts and entertainment

                  The expenses incurred by the Company or an employee related to a valuable gift in money or in goods, special treatment, or tokens by the Company will be detailed as such in an exact and specific manner in the record of expenses of the Company and in the expense account of the employee, if applicable, as well as in the accounting entries of the Company.

         c)        Payments to suppliers and clients

                  Payments in money or goods, or donations of any valuable object made by the Company to clients and suppliers of the Company for promotional activities for legitimate commercial purposes are not prohibited if:

                   - Their purpose is to promote the sale of the Company's products or to enhance in general terms the commercial relations between the Company and its suppliers or clients, and

                    - They are legal and acceptable according to local norms and customs.

6. Payments to accelerate administrative transactions to obtain "Routine Government Actions"

         Embotelladora Andina S.A. is associated with The Coca-Cola Company, and therefore, also adheres to their policies that do not permit, under any circumstance, payment of bribes to government employees or officials. On an exceptional basis and following the same policy in countries where payments to government officials and employees are acceptable under local law and constitute a common business practice, this Code does not prohibit giving small amounts of money or objects of lesser value to obtain the performance of certain "routine government actions" by foreign government officials or employees.

         "Routine government action(s)" means exclusively an administrative action performed in a usual or common way by a government official or employee in his/her customary government duties, including:

                    - Obtaining permits, licenses or other official documents that authorize a person to perform business activities;

                    - The negotiation of government documents such as visas and work permits;

                    - The provision of police protection, receipt and delivery of correspondence, or the programming of inspections related to the performance of contracts or inspections related to the transit of merchandise;

                    - The provision of telephone services, electricity, potable water, loading and unloading of merchandise, or the prevention of deterioration of perishable goods and articles; or

                    -    Other similar administrative actions.

         The term "routine government action" does not include decisions by Public Officials or government employees relative to the awarding of new business or the continuation of business with the Company and to the terms and conditions of the same; or any action or omission by a Public Official or employee who participates in the decision-making process, in order to influence a decision to award new business or continue business with the Company, or refrain from taking certain actions with regard to the same.

         The Principal Manager of every division of the Company will establish guidelines relative to the permissibility of such payments, whether cash or non-cash, and will make sure that such payments (whether they are made in cash or in kind, directly or through a third party) are reported in writing quarterly to the Chief Financial Officer who will ensure that such transactions are reflected exactly in the accounting records of the Company.

7.  Engagement of government officials and employees

         a)       Prohibited

                  No Public Official will be hired under any circumstance or in any way, to perform any service that may enter into conflict or that may interfere in any way with the duties and obligations of that Public Official or with the duties and obligations of the government agency he/she works for.

         b)       Permitted

                  The Company may hire a Public Official to perform services, as long as the services to be performed have a legitimate commercial purpose, are legal in the jurisdiction where they are performed and do not interfere in any way with the government duties or obligations of the official or employee.

         c)       Written agreement

                  Before the engagement of a Public Official, the Company will enter into a written agreement such that:

         - The services to be performed will be clearly specified in the contract;

         - It will be established that no payment will be made to the Public Official or employee for the services to be performed except against an account or invoice that describes in detail the services performed and the expenses that are incurred therein;

          - Before the signing of such agreements, the Principal Manager of the area of the Company that will enter into the contract must receive a written opinion by the Legal Manager confirming that the engagement of the Public Official or employee neither violates the local law nor conflicts with the provisions of this Code;

          - The agreement must be approved by the Principal Manager and signed both by an authorized representative of Embotelladora Andina S.A. and the Public Official.

         If the termination of the contract with the Public Official takes place after one year, the Principal Manager will require the Public Official to certify to the Company in writing, when the first year of the contract expires and every year thereafter, that the Public Official or employee has fully complied with all the main and procedural government requirements relative to that contract and to the performance of his/her services according to the same.

                                   SECTION V

                   POLITICAL AND HUMANITARIAN CONTRIBUTIONS

1.   Principles

     This chapter contains a summary of the appropriate proceedings to obtain authorization related to the political contributions of the Company.

     No political or humanitarian contributions by or in the name of the Company shall be made except according to the following rules and procedures. No part of this chapter should be interpreted to discourage the employees of the Company from taking an active personal part in the political process.

2.  Political elections

     As a general rule, no fund or asset, including valuable objects or services of the Company employees, will be used to make political contributions. The only permitted contributions are those of a humanitarian, athletic or civic nature. Political contributions are accepted only as long as they are clearly approved by the Board of Directors and in accord with local law.

     Every political contribution will be recorded in the accounting records of the Company as a political contribution and will not be deducted for tax purposes in those cases where such a deduction is prohibited by law.

3. Humanitarian, athletic and civic payments

     The provisions of this chapter are not intended to prohibit the Company from making donations or payments directly to governments or government agencies as a contribution to civic, humanitarian, athletic causes or events ("Humanitarian contributions"), as long as those donations or payments are legal and receive the previous approval of the General Manager after prior consultation with the Board of Directors.

4. Procedures for the authorization of humanitarian contributions

     All the applications for authorization for humanitarian contributions will be made in writing, will establish the relevant circumstances of the contribution, will be subject to the approval of the General Manager of the entity of the Company and will be sent to the Legal Manager for his/her approval.

5. Reimbursement to employees is prohibited

     No employee will, under any circumstance, be compensated or reimbursed in any way by the Company for any political or personal humanitarian contribution, nor will any employee be favored or impaired in his/her working conditions or possibilities of promotion as a consequence of making or not making that personal contribution.

                                  SECTION VI

                              CODE ADMINISTRATION

1.   Principles

     The Company distributes the Code to all employees. Additionally, any other person engaged to perform services to the Company must also receive copies of the Code.

     The failure to report a violation of the Code constitutes in and of itself a violation of the Code.

     Noncompliance can result in a disciplinary action.

     The sanctions can be serious. They can include dismissal by the Company and even fines and imprisonment.

2.   Distribution

     a)  Employees

         The Company has established a system for the distribution of this Code to all employees at adequate intervals and for the acknowledgement of receipt by them. This system has been elaborated by the General Management and approved by the Board of Directors.

     b)  Agents, consultants and government employees

         A copy of this Code will be given to any agent, consultant, Public Official or any other person engaged to perform services for the Company. Also, copies of this Code will be given to any other entity in which the Company has a commercial interest of twenty five percent or more, in order to encourage that entity to observe the norms established by this Code.

     c)  Awareness program

         The General Manager of the Company will periodically make presentations to the employees of the Company in order to familiarize them with this Code and with other matters related to the same.

3.   Approvals

     Every situation that requires approval under this Code will be submitted for revision and written approval by the corresponding responsible Principal Manager before any action is taken.

     Verbal approval will only be allowed in extraordinary cases when there is insufficient time to obtain a prior written authorization. In such cases, the Principal Manager with the authority to give such an approval will immediately prepare a confirmation memorandum. Copies of all the approvals related to this Code will be maintained in the files of every Principal Manager, and such copies will be available to Company independent and internal auditors upon request.

4.   Controlling performance

(a) Obligation to Report(6): All Company Employees must know that a violation of this Code is a behavior seriously penalized by the Company, independent of what justice may determine on the matter.

     Consequently, all Employees must be aware of any action or omission that may constitute a violation of this Code, and therefore, her or his duty is not only to avoid violating the Code, but also to report or promptly convey any information or suspicion regarding any violation on behalf of an Employee.

     In order to facilitate the fulfillment of the previously mentioned obligation to report, the Company will maintain confidential communication channels, as stated below, so that employees can inform any suspicion or information regarding the existence of a violation or irregular procedures.

     (a.1) Anonymous allegations:

           One of these channels is through an anonymous e-mail addressed to: cconducta@koandina.com that will only be accessed by Designated People appointed by the Company's Directors' Committee for the purpose of receiving and analyzing each allegation.

           Upon receipt of the allegation, the Designated People will:

           - Take all necessary measures to avoid and remediate any Code violation;

          - Immediately record all Employee allegations and any corrective measures taken regarding said allegations; and

          - Promptly inform about any Code violation and corrective measures to the Chief Executive Officer, and to the Chairman of the Directors' Committee for purposes of initiating the investigation process and to determine the appropriate disciplinary measures.

     (a.2) Formal allegations:

           Despite the previously mentioned communication channel, a second one will enable any Employee who possesses information or has knowledge o any suspicion or information of the existence of an infraction or irregular procedures, to formally report them directly to:

           -   The Company's Legal Manager at each subsidiary; or

           -   The Company's Internal Auditor

           Employee allegations made in accordance to this chapter of the Code will be kept as confidential as possible unless a law or judicial authority requires disclosure of the allegation.

           The above-mentioned people will promptly inform the matter to the Designated People appointed by the Company's Directors' Committee for the purpose of receiving and

---------------
(6) Letter a) of paragraph four was modified by Board session Number 970 on January 25, 2005.

          analyzing each allegation, and to determine any corrective and/or disciplinary measures.

(b)  Inquiries

     Upon receipt of potential or alleged Code violations, proper inquiries will be conducted and the appropriate and necessary steps will be followed in order to avoid and remediate violations; and to recommend corrective and disciplinary actions to the supervisor of the Employee that committed the violation and to the corresponding Principal Manager, in order to deter said violations.

     Any Code violations as well as the corrective measures adopted will be periodically reported to the Chairman of the Company's Directors' Committee.

(c)  Failure to Report Code Violations

     Any failure by an Employee to report Code violations according to this chapter constitutes in and of itself a Code violation.

(d)  Internal Auditing Personnel

     The Company's internal auditing personnel in the fulfillment of their auditing duties will be continuously aware of the requirements of this Code. Any apparent Code violation will be recorded in a confidential report and immediately delivered to the Designated People. Internal auditing personnel will also review the Company's policies and procedures related to the management of this Code and will recommend any improvement to the Company's Directors' Committee

(e)  Independent Auditors

     Should the Company's independent auditors in connection with the examination of the Company's financial statements, discover any apparent violation of this Code, they shall immediately send a written communication to the Designated People.

5.   Disciplinary action

     Failure to comply with this Code by any employee of the Company, may result in a disciplinary action that, according to the circumstances of the matter, may include dismissal. The disciplinary action will also be applied to the supervisors, Principal Managers and senior executives who, in relation to the employees who depend on them:

     - Know or are aware that conduct prohibited by the Code is being seriously considered by such employees and do nothing to prevent it; or

      - Know or are aware that conduct prohibited by the Code has been performed by such employees and do not take the appropriate corrective action.

     The violations of this Code are not the only reason for disciplinary action in relation to employees.

     Besides the disciplinary actions of the Company, some violations of the Code can be serious enough to result in civil or criminal action against the violator.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                        EMBOTELLADORA ANDINA S.A.


                                        By: /s/ Osvaldo Garay
                                           ----------------------------
                                        Name: Osvaldo Garay
                                        Title: Chief Financial Officer



Santiago, July 10, 2006